UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3 (RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
[Amendment No. 1]

SYLVAN INC.
(Name of the Issuer)

SYLVAN INC.
SNYDER ASSOCIATED COMPANIES, INC.
SAC HOLDING CO.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class Securities)

(CUSIP Number of Class Securities)

Sylvan Inc. 333 Main Street, P.O. Box 249 Saxonburg, PA 16056-0249 Telephone: (724) 352-7520 Attn: Fred Y. Bennitt	Snyder Associated Companies, Inc. P.O. Box 1022, One Glade Park East Kittanning, PA 16201 Telephone: (724) 548-8101 Attn: Mark A. Snyder	SAC Holding Co. P.O. Box 1022, One Glade Park East Kittanning, PA 16201 Telephone: (724) 548-8101 Attn: Mark A. Snyder	Dennis C. Zensen c/o Sylvan Inc. 333 Main Street, P.O. Box 249 Saxonburg, PA 16056-0249 Telephone: (724) 352-7520

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

COPIES TO:

Reed Smith LLP 435 Sixth Avenue Pittsburgh, PA 15219 Telephone: (412) 288-3131 Attn: David L. DeNinno	Cohen & Grigsby P.C. 11 Stanwix Street, 15th Floor Pittsburgh, PA 15222 Telephone: (412) 297-1319 Attn: Daniel L. Wessels

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14C-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☐ d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒ Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation* $68,876,850	Amount of filing fee $5,572.14

*	This calculation is based .00008090 multiplied by the transaction valuation above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 5,155,131 shares of Sylvan common stock outstanding and owned by stockholders; and (ii) outstanding stock options to purchase an aggregate of 467,469 shares of Sylvan common stock which will be cashed out in the transaction. For purposes of calculating the per unit price, this price is based on the assumption that (i) each outstanding share of common stock owned by stockholders will be converted into the right to receive $12.25 in cash, without interest, and (ii) each outstanding stock option to purchase shares of Sylvan common stock with a per share exercise price less than $12.25 will be converted into the right to receive a cash payment equal to (a) the difference between $12.25 and the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $5,572.14
Form or Registration No.: Schedule 14A
Filing Party: Sylvan Inc.
Date Filed: December 31, 2003

Preliminary copy - Subject to completion

Introduction

     This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by (i) Sylvan Inc. (“Sylvan”), a Nevada corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (ii) Snyder Associated Companies, Inc. (“Snyder”), a Pennsylvania, corporation, (iii) SAC Holding Co. (“Merger Sub”), a corporation owned by Snyder, and (iv) Dennis C. Zensen, Sylvan’s president, chief executive officer and chairman of its board of directors, and an anticipated director and officer of, and investor in, the surviving corporation of the merger described below.

     This Schedule relates to the Agreement and Plan of Merger, dated November 16, 2003, among Sylvan, Snyder and Merger Sub. Pursuant to the merger agreement, Merger Sub will be merged with and into Sylvan, with Sylvan continuing as the surviving corporation. Each share of common stock, of Merger Sub issued and outstanding immediately prior to the effectiveness of the merger will be converted into and become one share of common stock of the surviving corporation. All shares of Sylvan common stock issued and outstanding immediately prior to the effectiveness of the merger (other than any shares held by Snyder or any of its subsidiaries, including Merger Sub) will be converted into the right to receive in cash from Snyder an amount equal to $12.25 per share. Each Sylvan stock option granted under any employee stock option or compensation plan or other arrangement will be canceled, and the holders will be entitled to receive, for each option surrendered (whether or not previously vested), an amount in cash determined by multiplying (i) the excess (if any) of the applicable merger consideration over the applicable exercise price of such stock option by (ii) the number of shares of common stock the holder could have purchased (assuming full vesting of all options) had the holder of the stock option in full immediately prior to the effectiveness of the merger.

     Concurrently with the filing of this Amendment No. 1 to the Schedule, Sylvan is filing with the Securities and Exchange Commission a revised preliminary version of the proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of stockholders of Sylvan at which the stockholders of Sylvan will consider and vote to approve the merger agreement and merger.

     A copy of the revised preliminary proxy statement is attached hereto as Exhibit (a)(3)(A) and a copy of the merger agreement is attached as Appendix A to the preliminary proxy statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act of 1934.

     The information contained in the revised preliminary proxy statement, including all appendices thereto, is hereby expressly incorporated herein by reference. The information contained in this schedule and/or the proxy statement concerning (i) Sylvan was supplied by Sylvan and (ii) each other filing person was supplied by such filing person. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

Item 1. Summary Term Sheet.

     The information set forth under the captions “Summary Term Sheet” and “Questions and Answers About the Merger” in the Proxy Statement is incorporated by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The information set forth under the caption “Summary Term Sheet — Transaction Participants — Sylvan Inc.” of the Proxy Statement is incorporated by reference.

(b)	Securities. The information set forth under the caption “Information Concerning the Special Meeting — Record Date; Voting Rights” of the Proxy Statement is incorporated by reference.

(c)	Trading Market and Price. The information set forth under the caption “Information About Sylvan — Market for Registrant’s Common Equity and Related Stockholder Matters” of the Proxy Statement is incorporated by reference.

(d)	Dividends. The information set forth under the caption “Information About Sylvan — Market for Registrant’s Common Equity and Related Stockholder Matters” of the Proxy Statement is incorporated by reference.

(e)	Prior Public Offerings. The information set forth under the caption “Common Stock Purchase Information — Prior Public Offerings” of the Proxy Statement is incorporated by reference.

(f)	Prior Stock Purchases. The information set forth under the caption “Common Stock Purchase Information” of the Proxy Statement is incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The information set forth under the captions “Summary Term Sheet — Transaction Participants” and “Information Concerning Snyder, Merger Sub and their Controlling Persons” of the Proxy Statement is incorporated by reference.

(b)	Business and Background of Entities. The information set forth under the captions “Summary Term Sheet — Transaction Participants”; and “Information Concerning Snyder, Merger Sub and Their Controlling Persons” of the Proxy Statement is incorporated by reference.

(c)(1)-(5)	Business and Background of Natural Persons. The information required by this item with respect to Sylvan is set forth under the caption “Summary Term Sheet — Executive Officers and Directors of the Parties — Sylvan” of the Proxy Statement and is incorporated by reference. The information required by this item with respect to Snyder is set forth under the captions “Summary Term Sheet — Executive Officers and Directors of the Parties — Snyder Associated Companies, Inc.” and “Information Concerning Snyder, Merger Sub and their Controlling Persons” of the Proxy Statement and is incorporated by reference. The information required by this item with respect to Merger Sub is set forth under the captions “Summary Term Sheet — Executive Officers and Directors of the Parties — SAC Holding Co.” and “Information Concerning Snyder, Merger Sub and their Controlling Persons” of the Proxy Statement and is incorporated by reference. The information required by this item with respect to Mr. Zensen is set forth under the captions “Summary Term Sheet — Transaction Participants — Dennis C. Zensen” and “Current Directors and Executive Officers of Sylvan” of the Proxy Statement and is incorporated by reference.

Item 4. Terms of the Transaction.

(a)(2)	Material Terms. The information set forth under the captions “Summary Term Sheet”; “Questions and Answers About the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger”; “Special Factors — Consequences of the Merger”; “Special Factors — Material Federal Income Tax Consequences”; “The Merger Agreement”; “Voting Agreement with Wynnefield Group”; “Stock Purchase Agreement Among Steel Partners, Merger Sub and Snyder”; “Information Concerning the Special Meeting — Voting Procedures; Vote Required”; “Special Factors — Sylvan’s Reason for the Merger”; “Special Factors — The Snyder Entities, Reasons for the Merger”; and “Special Factors — Dennis C. Zedsen’s Reason for the Merger” of the Proxy Statement is incorporated by reference.

(c)	Different Terms. The information set forth under the captions “Special Factors — Interests of Certain Persons in the Merger” and “Special Factors — Consequences of the Merger” of the Proxy Statement is incorporated by reference.

(d)	Appraisal Rights. The information set forth under the caption “No Dissenters’ or Appraisal Rights” of the Proxy Statement is incorporated by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors — Provisions for Unaffiliated Securityholders” is incorporated by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth under the captions “Voting Agreement with Wynnefield Group”; “Stock Purchase Agreement Among Steel Partners, Merger Sub and Snyder”; “Common Stock Purchase Information”; and “Certain Agreements and Understandings Related to Merger Sub and the Surviving Corporation” of the Proxy Statement is incorporated by reference.

(b)	Significant Corporate Events. The information set forth under the captions “Special Factors — Background of the Merger” and “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger” of the Proxy Statement is incorporated by reference.

(c)	Negotiations or Contacts. The information set forth under the captions “Special Factors — Background of the Merger” of the Proxy Statement is incorporated by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the captions “Voting Agreement with Wynnefield Group”; “Stock Purchase Agreement Among Steel Partners, Merger Sub and Snyder”; “Special Factors — Interests of Certain Persons in the Merger”; and “Certain Agreements and Understandings Related to Merger Sub and the Surviving Corporation” of the Proxy Statement is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth under the captions “Special Factors — Consequences of the Merger” and “Questions and Answers About the Merger — What Will Happen to the Market for Sylvan Common Stock after the Merger” of the Proxy Statement is incorporated by reference.

(c)(1)-(8)	Plans. The information set forth under the captions “Summary Term Sheet”; “Questions and Answers About the Merger”; “Special Factors — Background of the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger”; “Special Factors — Interests of Certain Persons in the Merger — Directors and Executive Officers of the Surviving Corporation”; “Special Factors — Consequences of the Merger”; “Special Factors — Plans for Sylvan After the Merger”; and “Management of Snyder Following the Merger” of the Proxy Statement is incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes of the Merger. The information set forth under the captions “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Sylvan’s Reasons for the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — The Snyder Entities’ Position as to the Fairness of the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — The Snyder Entities’ Reasons for the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Dennis C. Zensen’s Position as to the Fairness of the Merger”; and “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Dennis C. Zensen’s Reasons for the Merger” of the Proxy Statement is incorporated by reference.

(b)	Alternatives. The information set forth under the captions “Special Factors — Background of the Merger” and “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger” of the Proxy Statement is incorporated by reference.

(c)	Reasons. The information set forth under the captions “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Sylvan’s Reasons for the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — The Snyder Entities’ Reasons for the Merger”; and “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Dennis C. Zensen’s Reasons for the Merger” of the Proxy Statement is incorporated by reference.

(d)	Effects. The information set forth under the captions “Special Factors — Consequences of the Merger”; “Special Factors — Interests of Certain Persons in the Merger”; and “Special Factors — Material Federal Income Tax Consequences” of the Proxy Statement is incorporated by reference.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth under the captions “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Determinations and Recommendations of the Special Committee and Sylvan Board of Directors; Fairness of the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Determinations and Recommendation of the Board of Directors”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — The Snyder Entities’ Position as to the Fairness of the Merger”; and “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Dennis C. Zensen’s Position as to the Fairness of the Merger” of the Proxy Statement is incorporated by reference.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Determinations and Recommendations of the Special Committee and Sylvan Board of Directors; Fairness of the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Determinations and Recommendation of the Board of Directors”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — The Snyder Entities’ Position as to the Fairness of the Merger”; and “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Dennis C. Zensen’s Position as to the Fairness of the Merger” of the Proxy Statement is incorporated by reference.

(c)	Approval of Security Holders. The information set forth under the caption “Information Concerning the Special Meeting — Voting Procedures; Vote Required — Vote Required” of the Proxy Statement is incorporated by reference.

(d)	Unaffiliated Representative. The information set forth under the captions “Summary Term Sheet”; “Special Factors — Background of the Merger” and “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger” of the Proxy Statement is incorporated by reference.

(e)	Approval of Directors. The information set forth under the caption “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger — Recommendation of the Board of Directors” of the Proxy Statement is incorporated by reference.

(f)	Other Offers. The information set forth under the caption “Special Factors — Background of the Merger” of the Proxy Statement is incorporated by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)	Report, Opinion, or Appraisal. The information set forth under the caption “Special Factors — Opinions of the Financial Advisors for the Special Committee” of the Proxy Statement is incorporated by reference.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors — Opinions of Financial Advisors for the Special Committee — Lane, Berry & Co. International, LLC”; “Special Factors — Opinions of Financial Advisors for the Special Committee — Morgan Joseph & Co. Inc.”; and “Special Factors — Fees and Expenses” of the Proxy Statement is incorporated by reference.

(c)	Availability of Documents. The information set forth under the captions “Special Factors — Opinions of Financial Advisors for the Special Committee” and “Where You Can Find More Information” of the Proxy Statement is incorporated by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth under the captions “Special Factors — Source and Amount of Funds; Financing for the Merger”; and “Certain Agreements and Understandings Related to Merger Sub and the Surviving Corporation” of the Proxy Statement is incorporated by reference.

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth under the caption “Special Factors — Fees and Expenses” of the Proxy Statement is incorporated by reference.

(d)	Borrowed Funds. The information set forth under the captions “Special Factors — Source and Amount of Funds; Financing for the Merger” and “Certain Agreements and Understandings Related to Merger Sub and the Surviving Corporation” of the Proxy Statement is incorporated by reference.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth under the captions “Security Ownership of Certain Beneficial Owners”; “Security Ownership of Management”; “Security Ownership of the Snyder Entities and Their Controlling Persons”; and “Information Concerning Snyder, Merger Sub and Their Controlling Persons” of the Proxy Statement is incorporated by reference.

(b)	Securities Transactions. The information set forth under the caption “Common Stock Purchase Information” of the Proxy Statement is incorporated by reference.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “Summary Term Sheet — Vote Required”; “Voting

Agreement with Wynnefield Group”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger”; “Information Concerning Snyder, Merger Sub and Their Controlling Persons”; and “Information Concerning Dennis C. Zensen” of the Proxy Statement is incorporated by reference.

(e)	Recommendations of Others. The information set forth under the captions “Special Factors — Background of the Merger”; “Special Factors — Purpose and Reasons for the Merger; Fairness of the Merger” and “Interests of Certain Persons in the Merger” of the Proxy Statement is incorporated by reference.

Item 13. Financial Information.

(a)	Financial Information. The information set forth under the caption “Information About Sylvan” of the Proxy Statement and the financial statements and accompanying notes beginning on Page F-1 of the Proxy Statement are incorporated by reference.

(b)	Pro Forma Information. No pro forma information to the proposed merger is provided because the filing persons do not believe such information is material to the stockholders in evaluating the proposed merger since (i) the proposed merger consideration is all cash, (ii) there are no conditions to financing, and (iii) if the proposed merger is completed, the common stock of Sylvan will cease to be publicly traded.

Item 14. Persons / Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth under the captions “Information Concerning the Special Meeting — Proxy Solicitation” and “Special Factors — Fees and Expenses” of the Proxy Statement is incorporated by reference.

Item 15. Additional Information.

Other Material Information. None.

Item 16. Exhibits.

(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Sylvan Inc. on February 24, 2004.

(a)(3)(A)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Sylvan Inc. on February 24, 2004.

(a)(3)(B)	Form of Proxy Card to be sent to stockholders filed on February 24, 2004 along with Exhibit (a)(3)(A), incorporated by reference to Schedule 14A filed by Sylvan, Inc. on February 24, 2004.

(c)(1)	Opinion of Lane, Berry & Co. International, LLC dated November 16, 2003 and Opinion of Morgan Joseph & Co. Inc. dated November 16, 2003 included as Appendices C and D, respectively, to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(A).

(c)(2)	Materials prepared by Lane, Berry & Co. International, LLC and presented to the Special Committee of the Board on November 16, 2003.

(c)(3)	Materials prepared by Morgan Joseph & Co. Inc. and presented to the Special Committee of the Board on November 16, 2003.

(c)(4)	Materials prepared by Morgan Joseph & Co. Inc., and presented to the Special Committee of the Board on November 11, 2003.

(c)(5)	Materials prepared by Morgan Joseph & Co. Inc., and presented to the Special Committee of the Board on November 9, 2003.

(c)(6)	Materials prepared by Morgan Joseph & Co. Inc., and presented to the Special Committee of the Board on September 29, 2003.

(c)(7)	Materials prepared by Lane, Berry & Co. International, LLC and presented to the Special Committee of the Board on November 11, 2003.

(c)(8)	Materials prepared by Lane, Berry & Co. International, LLC and presented to the Special Committee of the Board on November 9, 2003.

(c)(9)	Materials prepared by Lane, Berry & Co. International, LLC and presented to the Special Committee of the Board on September 29, 2003.

(d)(1)	Agreement and Plan of Merger dated as of November 16, 2003 among Sylvan Inc., Snyder Associated Companies, Inc. and SAC Holding Co. included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(A).

(d)(2)	Voting Agreement dated as of November 16, 2003 by and among Snyder Associated Companies, Inc., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. II, Wynnefield Small Cap Value Offshore Fund, Ltd. and Nelson Obus included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(A).

(d)(3)	Form of Master Capitalization Agreement made as of , 2004 among SAC Holding Co. and Investors named therein included as Appendix E to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)(A).

(f)	The information set forth in the Preliminary Proxy Statement, incorporated by reference to the Proxy Statement, which is filed herewith as Exhibit (a)(3)(A), under the caption “No Dissenters’ or Appraisal Rights.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sylvan Inc.

By: /s/ Dennis C. Zensen
Name:	Dennis C. Zensen
Title:	Chairman, President and CEO

Snyder Associated Companies, Inc.

By: /s/ Elmer A. Snyder
Name:	Elmer A. Snyder
Title:	President

SAC Holding Co.

By: /s/ Elmer A. Snyder
Name:	Elmer A. Snyder
Title:	President

/s/ Dennis C. Zensen
Dennis C. Zensen